Mail Stop 3561

April 10, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Michael C. Malota
Chief Financial Officer
Two Broadway
Hamden, Connecticut 06518

      Re: **Host America Corporation**
               Form 10-K for the year ended June 30, 2006
               Filed November 21, 2006
               File No. 000-16196

Dear Mr. Malota:

We have reviewed your response letter dated March 30, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended June 30, 2006</u>

<u>Other</u>

1. Please confirm that you will make the changes requested by our prior comments included in our comment letters dated February 23, 2007 and March 23, 2007, in

your disclosures included in the amended Form 10-K and the next amendment to your Form S-1 filed on February 20, 2007.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief